Room 4561
								June 28, 2005

David W. Odell
Chief Financial Officer
Hyperion Solutions Corporation
1344 Crossman Avenue
Sunnyvale, CA  94089

Re:	Hyperion Solutions Corporation
Forms 8-K filed on April 21, 2005, January 31, 2005, October 27,
2004
and July 21, 2004
Form 10-Q for the quarter ended March 31, 2005, filed on May 10,
2005
	File No. 0-26934

Dear Mr. Odell:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions unnecessary.
Please
be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 8-K filed on April 21, 2005, January 31, 2005, October 27,
2004
and July 21, 2004

1. With regard to the presentation of a "Reconciliation of GAAP to Pro Forma Consolidated Statements of Operations" we have the following comments:
a. Pro forma terminology has very specific meaning in accounting literature. Such terminology applies to certain disclosures required by GAAP and by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information or tell us why you believe your use of this term is appropriate.
b. The purpose of your non-GAAP statement of operations appears to be to reconcile non-GAAP net income to GAAP net income, however, your reconciliation presents numerous adjusted line items and subtotals, each of which constitutes a separate non-GAAP measure that must be justified and individually reconciled to fully conform to the requirements of Item 10(e)(1)(i) of Regulation S-K. Either delete the non-GAAP statement of operations from all future press releases or expand to present detailed and specific disclosure of the following for each non-GAAP measure:
i. The substantive reasons why management believes the non-GAAP measure provides useful information to investors;
ii. The specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;
iii. The economic substance behind management`s decision to use the measure; and
iv. The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.
Form 10-Q for the quarter ended March 31, 2005
Note 1 - Basis of Presentation, page 5

2. Related to the reclassification of $192.9 million of auction rate securities described here, and on page 21, we have the following comments:

a. Tell us how you determined that prospective disclosure of these changes was appropriate and what consideration you gave to characterizing these changes as restatements and amending previously filed Exchange Act reports. Your response should demonstrate your consideration of materiality, as described in SAB No. 99.

b. We note that it is your policy to classify all marketable investments as available-for-sale (page 40 of Form 10-K filed on September 13, 2004.) Tell us the basis for your classification of the auction rate securities as current and available-for-sale by addressing how you determined that you have a reasonable expectation of completing a successful auction with the subsequent twelve-
month
period.  Refer to paragraph 17 of SFAS 115 and Chapter 3A of ARB
43
as well as SFAS 95.

c. Tell us how you considered this reclassification when assessing your Item 307 disclosure controls and procedures and Item 308(c) changes in internal controls over financial reporting.

Item 4- Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 30

3. We note your disclosure that there were no "significant changes" in your internal control over financial reporting identified in connection with your evaluation that occurred during your third fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Item 308(c) of Regulation S-K requires the disclosure of any such change. Please revise future filings accordingly.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please key your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tamara Tangen, Staff Accountant, at (202)
551-
3443, Stephen Krikorian at (202) 551-3488 or me at (202) 551-3226
with any questions.


Sincerely,



      Craig D. Wilson
      Senior Assistant Chief Accountant




??

??

??

??

David W. Odell
Hyperion Solutions Corporation
June 28, 2005
Page 4